UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: January 30, 2014	By:	/s/ Gregory A.C. Yull
Gregory A.C. Yull, President and Chief Executive Officer

Intertape Polymer Group Announces Departure of

Chief Financial Officer

MONTREAL, QUEBEC and SARASOTA, FLORIDA – January 30, 2014 – Intertape Polymer Group Inc. (TSX: ITP) (“Intertape” or the “Company”) today announced the departure of Bernard J. Pitz as Chief Financial Officer, effective immediately.

Michael Jay, with Intertape since 2011 as Corporate Controller, will assume the duties of interim Chief Financial Officer until a successor is found. The Company will immediately commence an executive search to replace Mr. Pitz and expects the process to be completed in the next few months.

“We have a very strong finance team in place which will assure continuity during this interim period. We remain on track to execute our strategy and we view the future with great confidence,” stated Greg Yull, President and CEO.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film-based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 1,800 employees with operations in 16 locations, including 10 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this press release, including statements regarding Mr. Jay’s assumption of duties on an interim basis and the Company’s commencement of an executive search to replace Mr. Pitz may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Company operates as well as beliefs and assumptions made by the Company’s management. Such statements include, in particular, statements about the Company’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Company’s executive search process; the Company’s anticipated business strategies; anticipated savings from the Company’s manufacturing plant rationalization initiatives; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Asset-Based Loan facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information—Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012 and the other factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

CONTACT INFORMATION:

MaisonBrison Communications

Pierre Boucher

(514) 731-0000